06013269

82-4154

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

SUPPL

Datum *Date*	26. 4. 2006		
Stran *Pages*	**8 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty

Dear Sirs,

please find enclosed announcement on the annual report and resolutions of the general meeting.

Yours Sincerely,

Sylva Floríková
Head of Compliance

dw 5/10

Komercni banka, a.s. http://www.kb.cz/en
Prague 1, Na Prikope 33, building identification number 969, Post Code 114 07
Identification No.: 45 31 70 54
incorporated in the Commercial Register maintained with the Municipal Court in Prague,
section B, insert 1360

Pursuant to Act 256/2004 (Czech) Coll. subsection 120(4) and Rules of Prague Stock subsection 8(7)(d) Komercni banka, a.s. discloses annual report.

Annual report 2005 will be made publicly available from 12:00 am Prague time (11:00 am London time and 10:00 UTC/GMT) 26 April 2006 at the Web site of Komercni banka, a.s.: http://www.kb.cz/en.

Resolutions of the regular general meeting of Komerční banka, a. s., held on 26 April 2006

Resolution No. 1
The general meeting approves the Rules of Procedure and of Voting of the general meeting of Komerční banka, a. s., in accordance with the proposal submitted by the Board of Directors.

Resolution No. 2
The general meeting elects:
Mr. Pavel Henzl as chairman of the General Meeting,
Mr. Karel Kohout as the minutes clerk,
Mr. Jiří Matyášek and Mr. Jaroslav Hoch as the minutes verifiers, and
Mr. Antonín Králík and Mr. Václav Novotný as the scrutineers.

Resolution No. 3
The general meeting approves the Board of Directors' reports regarding the Bank's business activities and the state of its assets for the year 2005 submitted and presented by the Board of Directors.

Resolution No. 4
The general meeting approves the Annual Financial Statements of Komerční banka, a. s., for the year 2005 as stated in the 2005 Annual Report of Komerční banka, a. s.

Resolution No. 5
The general meeting decided to distribute the profit of Komerční banka, a. s., for the year 2005 in the total amount of CZK 9, 148, 377, 021.83; and the earnings retained from previous years in the total amount of CZK 15, 121, 169, 247.78 as follows:

Contribution to the Reserve Fund	CZK 457,418,851.09
Dividends	CZK 9,502,463,000.00
Retained earnings	CZK 14,309,664,418.52

The amount of the dividend per share amounts to CZK 250 before taxation. The dividend can be claimed by each shareholder owning a share of Komerční banka, a. s., with ISIN CZ0008019106 as of 26 May 2006. The dividend shall be due on 26 June 2006.

The general meeting decided that the part of the profit for the year 2005 reserved for the dividend corresponding to the Bank's own shares held by Komerční banka, a. s., and by the companies controlled by Komerční banka, a. s., would be transferred to the account of retained earnings from previous years. The amount of this part of the profit will be determined based on the number of own shares held by Komerční banka, a. s., and by the companies controlled by Komerční banka, a. s., on the date decisive for the dividend payment; that is, on 26 May 2006.

Resolution No. 6
The general meeting approves the Consolidated Financial Statements of Komerční banka, a. s., for the year 2005 as stated in the 2005 Annual Report of the Komerční banka, a. s.

Resolution No. 7
The general meeting agrees with the acquisition of own ordinary shares subject to the following conditions:

- The maximum amount of shares that can be held by the Bank at any specific moment shall be 3,800,985 pieces of ordinary shares.
- The share purchase value must be at least CZK 2,000 a piece and at most CZK 4,500 a piece.
- This resolution shall be valid for the term of 18 months.

- Shares may not be acquired by the Bank should such acquisition breach the conditions stipulated in S. 161a (1) (b) and (c) of the Commercial Code.
- For the term of validity hereof the Bank can buy and sell shares repeatedly without any further restrictions.

Resolution No. 8

The general meeting decided to amend the current Articles of Association as follows:

The current wording of S. 2 Business Activities of the Bank, (1) j) shall be amended as follows:

Business Activities of the Bank
Section 2

j) provision of investment services including
- main investment services provided by the receiver and transferor of instructions relating to investment instruments on the client's account relating to investment instruments,
- main investment services linked with the execution of instructions relating to investment instruments on other than the Bank's account relating to investment instruments,
- main investment services linked with dealing in investment instruments on the Bank's own account relating to investment instruments,
- main investment services linked with the management of individual portfolios based on free consideration under contractual covenants made with the client, if the portfolio contains an investment instrument,
- main investment services linked with the subscription for an issue of investment instruments or its placement relating to investment instruments,
- complementary escrow and administration investment services for several investment instruments relating to investment instruments,
- complementary investment services linked with the rental of safe-deposit boxes,
- complementary investment services linked with the provision of loans and credits for clients aiming at making deals with investment instruments, if the credit or loan provider is a party to this deal relating to investment instruments
- complementary investment consultancy services relating to capital structure, business strategy and questions relating thereto, as well as consultancy and services relating to the fusion and purchase of businesses
- complementary investment services concerning issue subscriptions relating to investment instruments,
- complementary investment consultancy services concerning investments in investment instruments relating to investment instruments,
- complementary foreign exchange investment services relating to the provision of investment services;

The current wording of S. 8 Powers of the General Meeting, k) and p) shall be amended as follows::

Section 8
Powers of the General Meeting

It is within the powers of the General Meeting to:

k) decide on the financial remuneration of members of the Board of Directors and the Supervisory Board, and approve the contracts for the exercise of office of Supervisory Board members;

p) approve contracts serving as a basis for a transfer of the business or a part thereof, contracts for the lease of the business or a part thereof, contracts for the pledge of the business or a part thereof;

The current wording of S. 9 Convening the General Meeting shall be amended as follows:

Section 9
Convening the General Meeting

(1) The Regular General Meeting is held at least once a year, however no later than four months from the last day of each accounting period. The General Meeting shall be convened by the Board of Directors or, as the case may be, by a member of the Board of Directors if the Board of Directors fails to agree without undue delay on its convening and the law stipulates a duty to convene the same or if the Board of Directors lacks a quorum long term, unless the generally binding legal regulations specify otherwise.

The current wording of S.12 Powers of the Supervisory Board, (2) c) and k) shall be amended as follows:

Section 12
Powers of the Supervisory Board

(2) The Supervisory Board shall, in particular:

c) approve contracts for the exercise of office of members of the Board of Directors and unenforceable consideration provided to members of the Board of Directors, evaluate fulfillment of the contracts for the exercise of office made with members of the Board of Directors;

k) provide the Board of Directors with its prior position on the status and on the strategic and annual plan of the activities of the Internal Audit Unit;

S.15 Meetings of the Supervisory Board shall newly contain subsection (2), which reads as follows:

Section 15
Meetings of the Supervisory Board

(2) The Chairman or Vice-Chairman of the Supervisory Board may resign from their position of chairman or vice-chairman by written notice delivered to the Supervisory Board. The exercise of the function of chairman or vice-chairman shall terminate as of the day when the resignation is discussed by the Supervisory Board at its closest meeting unless the written notice of resignation specifies a later date. The Supervisory Board shall be authorized to withdraw the Chairman or Vice-Chairman of the Supervisory Board from their position. Should the Chairman or Vice-Chairman cease to be members of the Supervisory Board, their position of chairman or, as the case may be, vice-chairman is terminated at the same time.

Furthermore, the wording of the below subsections in S. 15 shall be amended and read as follows:

(3) The Supervisory Board shall constitute a quorum if at least five members of the Supervisory Board are present at the meeting. Resolutions of the Supervisory Board are adopted if approved by the absolute majority of all members of the Supervisory Board.

(4) Meetings of the Supervisory Board shall be held at least once in three calendar months and shall be convened in writing. All members must receive an invitation with documents to be discussed no later than seven calendar days prior to the scheduled date of the meeting.

(5) No member of the Supervisory Board may be represented by another person in the performance of their duties.

(6) Minutes shall be taken of the meetings of the Supervisory Board. The minutes shall be signed by the Chairman and by the minutes clerk. The minutes shall also contain opinions of a minority of members, if they so require; a divergent opinion by the members of the Supervisory Board elected by the employees shall be always included in the minutes. The minutes must be archived throughout the existence of the Bank. The minutes shall specify the transactions of the meeting and all resolutions taken.

(7) The Supervisory Board shall exercise its powers over the bodies of the Bank by means of its resolutions.

(8) A meeting of the Supervisory Board may, in exceptional cases, be convened by means of communication media or in another suitable manner. The convening of such a meeting of the Supervisory Board must be communicated to all members of the Supervisory Board. In such an event, the seven-day time limit for the submission of documents shall not apply and the documents may be submitted at the meeting itself.

(9) The Chairman or, in his absence, the Vice-Chairman, or, possibly, an authorized member of the Supervisory Board may request that members of the Supervisory Board cast vote off-session either in writing or by means of communication media on condition that all members of the Supervisory Board agree thereto in advance. The possibility of voting off-session applies to the absent members of the Supervisory Board if the Supervisory Board meets in session, or to all members of the Supervisory Board if the Supervisory Board does not meet in session. All voting members of the Supervisory Board are considered as present. If the Supervisory Board does not meet in session and votes are cast by means of communication media, the voting shall be recorded in minutes.

(10) Details of the conduct of the meetings shall be set forth in the Rules of Procedure of the Supervisory Board.

The current wording of S.16 Committees of the Supervisory Board shall be amended as follows:

Section 16
Committees of the Supervisory Board

(2) The Remuneration and Personnel Committee as well as the Audit Committee shall each have at least two members.

(4) The Remuneration and Personnel Committee shall:

b) provide the Supervisory Board with its position on the proposal by the Board of Directors regarding the contracts for the exercise of office made with the Board of Directors members and the unenforceable consideration paid to the Board of Directors members,

f) make recommendations to the Supervisory Board on the principles of Internal Audit Director's remuneration.

(5) The Audit Committee shall:

a) make recommendations to the Supervisory Board about its opinion on the appointment and withdrawal of the Director of Internal Audit;
b) make recommendations to the Supervisory Board about its position on the status and on the strategic and annual plan of the activities of the Internal Audit Department;
c) monitor and assess the fulfillment of the measures taken by the Board of Directors to deal with the findings and recommendations of the Internal Audit and of the external auditor;
d) make recommendations to the Supervisory Board about its position on the selection of an external auditor;
e) cooperate with the external auditor;
f) check the accounting methods used by the Bank, the soundness of book-keeping and the accuracy of accounting records in particular;
g) check the internal control and risk management system.

Subsection (13) is introduced newly reading as follows:

(13) The Supervisory Board Committees shall provide the Supervisory Board with regular reports on their activities and, regarding the areas in their range of powers, submit to the Supervisory Board their recommendations focusing on the preparation of decisions to be taken by the Supervisory Board.

The current wording of S. 18 shall be amended as follows:

Section 18

(1) The Board of Directors consists of six five members, natural persons, who meet the conditions provided in legal regulations and who are elected by the absolute majority of all Supervisory Board members at recommendation of the Remuneration and Personnel Committee. The term of office of the members of the Board of Directors shall be four years.

S. 18 shall contain new subsection (6) reading as follows:

(6) The Chairman or Vice-Chairman of the Board of Directors may resign from their position of chairman or vice-chairman by written notice delivered to the Board of Directors. The term of the Chairman or Vice-Chairman shall terminate as of the date on which their resignation is discussed by the Board of Directors at its closest meeting, unless the written notice of resignation specifies a later date. The Board of Directors shall be authorized to withdraw its Chairman or Vice-Chairman from their position by the absolute majority of all members of the Board of Directors. Should the Chairman or Vice-Chairman cease to be members of the Board of Directors, their position of chairman or, as the case may be, vice-chairman of the Board of Directors is terminated at the same time.

Furthermore, the following subsections of S.18 shall be amended to read as follows:

(7) Meetings of the Board of Directors shall be regularly convened, at least 20 times a year, and presided over by the Chairman or, in his absence, the Vice-Chairman of the Board of Directors. If the Chairman and Vice-Chairman are not present, the meeting shall be convened and presided over by a member of the Board of Directors authorized therefor by the Board of Directors. Any member of the Board of Directors may ask that the Board of Directors meeting be convened provided that such member gives reasons therefor. If the meeting is not convened within a period of five days from the delivery of the request to the Chairman or Vice-Chairman of the Board of Directors, the said Board of Directors member shall be entitled to convene and preside the meeting himself.

(8) The meeting of the Board of Directors shall be convened in writing. Each member of the Board of Directors must receive an invitation with the documents to be discussed at least three calendar days prior to the date of the meeting. The invitation shall contain the place, date and agenda of the meeting. Members of the Board of Directors may not be represented by any third party in the discharge of their duties. A matter not included in the agenda of the meeting of the Board of Directors shall be discussed by the Board of Directors only if all members of the Board of Directors agree.

(9) A meeting of the Board of Directors may exceptionally be convened by means of communication media or in another suitable manner. The convening of such a meeting of the Board of Directors must be communicated to all members of the Board of Directors. In this case, the three-day time limit for the presentation of documents shall not apply and the documents may be submitted at the meeting itself. Members of the Board of Directors may agree to hold regular meetings of the Board of Directors on agreed upon dates.

(10) The Board of Directors shall constitute a quorum if an absolute majority of the Board members is present.

(11) Resolutions of the Board of Directors shall be adopted by an absolute majority of members of the Board of Directors present. The chairperson's vote shall be decisive in the event of a tie within the intention of section 18, subsection 6.

(12) The Chairman or, in his absence, the Vice-Chairman, or, possibly, an authorized member of the Board of Directors may request that members of the Board of Directors cast vote off-session either in writing or by means of communication media on condition that all members of the Board of Directors agree thereto in advance. The possibility of voting off-session applies to the absent members of the Board of Directors if the Board of Directors meets in session, or to all members of the Board of Directors if the Board of Directors does not meet in session. All voting members of the Board of Directors are considered as present. If the Board of Directors does not meet in session and votes are cast by means of communication media, the voting shall be recorded in minutes.

(13) Minutes shall be taken of all meetings of the Board of Directors. The minutes shall be signed by the Chairman, by another member of the Board of Directors as a verifier, and by the minutes clerk. The minutes of the meeting shall contain the names of the members of the Board of Directors who voted against the resolutions of the Board of Directors or abstained from voting. Unless documented otherwise, members not listed shall be deemed to have voted in favor of the resolution. The minutes shall not be destroyed and must be archived throughout the existence of the Bank. The minutes shall describe the course of conduct of the meeting and all adopted resolutions.

(14) Details of the conduct of the meetings of the Board of Directors shall be set forth in the Rules of Procedure of the Board of Directors.

The provisions of S.19 Powers of the Board of Directors (1) q) shall be amended as follows:

Section 19

Powers of the Board of Directors

(1) It is within the exclusive powers of the Board of Directors to:

q) approve the strategic and annual plan of activities of the Internal Audit Unit and submit the same to the Supervisory Board for review;

The current wording of S. 39 shall be amended as follows:

Section 39
Disclosure and Publication Duty

If publication of certain data is required by the Commercial Code, Part Two, or by the Articles of Association, such data must be published both in the daily *Hospodářské noviny* and on the Bank's official notice boards (marked as "Information for shareholders") in the registered office of the Bank. In addition, the notice of general meeting shall be published also in the Commercial Bulletin ("*Obchodní věstník*"). Should generally binding legal regulations require that some data be published in the Commercial Bulletin, the Bank shall release the said data therein.